# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Community Health Systems, Inc., CIK 0001108109
CUSIP: 203668108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, Tennessee (TN), 37067
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,628,576; sole dispositive power 0; shared dispositive power 7,628,576; aggregate amount beneficially owned 7,628,576 (5.4% of the class)
- Apollo Accord+ Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,487,985; sole dispositive power 0; shared dispositive power 1,487,985; aggregate amount beneficially owned 1,487,985 (1.1% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,487,985; sole dispositive power 0; shared dispositive power 1,487,985; aggregate amount beneficially owned 1,487,985 (1.1% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ II Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 357,941; sole dispositive power 0; shared dispositive power 357,941; aggregate amount beneficially owned 357,941 (0.3% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ II Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 357,941; sole dispositive power 0; shared dispositive power 357,941; aggregate amount beneficially owned 357,941 (0.3% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,845,926; sole dispositive power 0; shared dispositive power 1,845,926; aggregate amount beneficially owned 1,845,926 (1.3% of the class); the aggregate amount excludes certain shares
- Apollo Accord+ Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,845,926; sole dispositive power 0; shared dispositive power 1,845,926; aggregate amount beneficially owned 1,845,926 (1.3% of the class); the aggregate amount excludes certain shares
- Apollo Atlas Master Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 24,035; sole dispositive power 0; shared dispositive power 24,035; aggregate amount beneficially owned 24,035 (0% of the class); the aggregate amount excludes certain shares
- Apollo Atlas Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,035; sole dispositive power 0; shared dispositive power 24,035; aggregate amount beneficially owned 24,035 (0% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,531,761; sole dispositive power 0; shared dispositive power 4,531,761; aggregate amount beneficially owned 4,531,761 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,531,761; sole dispositive power 0; shared dispositive power 4,531,761; aggregate amount beneficially owned 4,531,761 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Operating LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,531,761; sole dispositive power 0; shared dispositive power 4,531,761; aggregate amount beneficially owned 4,531,761 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo ST Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,531,761; sole dispositive power 0; shared dispositive power 4,531,761; aggregate amount beneficially owned 4,531,761 (3.2% of the class); the aggregate amount excludes certain shares
- ST Management Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,531,761; sole dispositive power 0; shared dispositive power 4,531,761; aggregate amount beneficially owned 4,531,761 (3.2% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 468,296; sole dispositive power 0; shared dispositive power 468,296; aggregate amount beneficially owned 468,296 (0.3% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 468,296; sole dispositive power 0; shared dispositive power 468,296; aggregate amount beneficially owned 468,296 (0.3% of the class); the aggregate amount excludes certain shares
- Apollo Credit Strategies Absolute Return Management, GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 468,296; sole dispositive power 0; shared dispositive power 468,296; aggregate amount beneficially owned 468,296 (0.3% of the class); the aggregate amount excludes certain shares
- Apollo Credit Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 81,344; sole dispositive power 0; shared dispositive power 81,344; aggregate amount beneficially owned 81,344 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo Capital Credit Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 81,344; sole dispositive power 0; shared dispositive power 81,344; aggregate amount beneficially owned 81,344 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo SA Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 83,083; sole dispositive power 0; shared dispositive power 83,083; aggregate amount beneficially owned 83,083 (0.1% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 337,051; sole dispositive power 0; shared dispositive power 337,051; aggregate amount beneficially owned 337,051 (0.2% of the class); the aggregate amount excludes certain shares
- Apollo PPF Credit Strategies Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 337,051; sole dispositive power 0; shared dispositive power 337,051; aggregate amount beneficially owned 337,051 (0.2% of the class); the aggregate amount excludes certain shares
- Apollo Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,628,576; sole dispositive power 0; shared dispositive power 7,628,576; aggregate amount beneficially owned 7,628,576 (5.4% of the class)
- Apollo Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,628,576; sole dispositive power 0; shared dispositive power 7,628,576; aggregate amount beneficially owned 7,628,576 (5.4% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,628,576; sole dispositive power 0; shared dispositive power 7,628,576; aggregate amount beneficially owned 7,628,576 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Community Health Systems, Inc.
Address of issuer's principal executive offices: 4000 Meridian Boulevard, Franklin, TN, 37067

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Apollo Accord+ Aggregator A, L.P. ("Accord+"); (ii) Apollo Accord+ Advisors, L.P. ("Accord+ Advisors"); (iii) Apollo Accord+ II Aggregator A, L.P. ("Accord+ II"); (iv) Apollo Accord+ II Advisors, L.P. ("Accord+ II Advisors"); (v) Apollo Accord+ Management, L.P. ("Accord+ Management"); (vi) Apollo Accord+ Management GP, LLC ("Accord+ Management GP"); (vii) Apollo Atlas Master Fund, LLC ("Atlas"); (viii) Apollo Atlas Management, LLC ("Atlas Management"); (ix) Apollo Credit Strategies Master Fund Ltd. ("Credit Strategies"); (x) Apollo ST Fund Management LLC ("ST Management"); (xi) Apollo ST Operating LP ("ST Operating"); (xii) Apollo ST Capital LLC ("ST Capital"); (xiii) ST Management Holdings, LLC ("ST Management Holdings"); (xiv) Apollo Credit Strategies Absolute Return Aggregator A, L.P. ("Absolute Return"); (xv) Apollo Credit Strategies Absolute Return Management, L.P. ("Absolute Return Management"); (xvi) Apollo Credit Strategies Absolute Return Management GP, LLC ("Absolute Return Management GP"); (xvii) Apollo Credit Management, LLC ("ACM"); (xviii) Apollo Capital Credit Management, LLC ("ACCM"); (xix) Apollo SA Management, LLC ("SA Management"); (xx) Apollo PPF Credit Strategies, LLC ("PPF Credit Strategies"); (xxi) Apollo PPF Credit Strategies Management, LLC ("PPF Management"); (xxii) Apollo Capital Management, L.P. ("Capital Management"); (xxiii) Apollo Capital Management GP, LLC ("Capital Management GP"); (xxiv) Apollo Management Holdings, L.P. ("Management Holdings"); and (xxv) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

Accord+, Accord+ II, Atlas, Credit Strategies, Absolute Return, and PPF Credit Strategies each hold securities of the Issuer.

Accord+ Advisors serves as the general partner of Accord+. Accord+ II Advisors serves as the general partner of Accord+ II. Accord+ Management serves as the investment manager of Accord+ and Accord+ II. Accord+ Management GP serves as the general partner of Accord+ Management. Atlas Management serves as the investment manager of Atlas. ST Management serves as the investment manager for Credit Strategies. ST Operating is the sole member of ST Management. The general partner of ST Operating is ST Capital. ST Management Holdings is the sole member of ST Capital. Absolute Return Management serves as the investment manager of Absolute Return. Absolute Return Management GP is the general partner of Absolute Return Management.

ACM provides investment management services for FASF Franklin K2 Alternative Strategies Fund ("FASF-Franklin K2"). ACCM is the sole member of ACM.

SA Management provides investment management services for Franklin Templeton Investment Funds - Franklin K2 Alternative Strategies Fund ("FTIF-Franklin K2").

PPF Management serves as the investment manager of PPF Credit Strategies.

Capital Management serves as the sole member of Atlas Management, ACCM, Absolute Return Management GP, PPF Management, and SA Management, the sole member and manager of ST Management Holdings, the sole limited partner of Accord+ Management, and provides investment management services for K2 Apollo Credit Master Fund Ltd. ("K2 Apollo"). Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence: The principal office of each of Accord+, Accord+ Advisors, Accord+ II, Accord+ Advisors II, Accord+ Management, Accord+ Management GP, Atlas, Atlas Management, ST Management, ST Operating, ST Capital, ST Management Holdings, Absolute Return, Absolute Return Management, Absolute Return Management GP, ACM, ACCM, SA Management, PPF Credit Strategies, PPF Management, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 41st Floor, New York, New York 10019. The principal office of Credit Strategies is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.
Citizenship: Atlas, Credit Strategies, and ST Management Holdings are each an exempted company incorporated in the Cayman Islands with limited liability. Accord+, Accord+ Advisors, Accord+ II Advisors, and Absolute Return are each a Cayman Islands exempted limited partnership. Accord+ Management GP, Atlas Management, PPF Credit Strategies, ST Management, ST Capital, Absolute Return Management GP, ACM, ACCM, SA Management, PPF Management, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company. ST Operating, Accord+ II, Accord+ Management, Absolute Return Management, Capital Management, and Management Holdings are each a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Accord+ 1,487,985
Accord+ Advisors 1,487,985
Accord+ II 357,941
Accord+ II Advisors 357,941
Accord+ Management 1,845,926
Accord+ Management GP 1,845,926
Atlas 24,035
Atlas Management 24,035
Credit Strategies 4,531,761
ST Management 4,531,761
ST Operating 4,531,761
ST Capital 4,531,761
ST Management Holdings 4,531,761
Absolute Return 468,296
Absolute Return Management 468,296
Absolute Return Management GP 468,296
ACM 81,344
ACCM 81,344
SA Management 83,083
PPF Credit Strategies 337,051
PPF Management 337,051
Capital Management 7,628,576
Capital Management GP 7,628,576
Management Holdings 7,628,576
Management Holdings GP 7,628,576

Accord+ Advisors, Accord+ II Advisors, Accord+ Management, Accord+ Management GP, Atlas Management, ST Management, ST Operating, ST Capital, ST Management Holdings, Absolute Return Management, Absolute Return Management GP, ACM, ACCM, SA Management, PPF Management, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Accord+ 1.1%
Accord+ Advisors 1.1%
Accord+ II 0.2%
Accord+ II Advisors 0.2%
Accord+ Management 1.3%
Accord+ Management GP 1.3%
Atlas 0.0%
Atlas Management 0.0%
Credit Strategies 3.2%
ST Management 3.2%
ST Operating 3.2%
ST Capital 3.2%
ST Management Holdings 3.2%
Absolute Return 0.3%
Absolute Return Management 0.3%
Absolute Return Management GP 0.3%
ACM 0.1%
ACCM 0.1%
SA Management 0.1%
PPF Credit Strategies 0.2%
PPF Management 0.2%
Capital Management 5.4%
Capital Management GP 5.4%
Management Holdings 5.4%
Management Holdings GP 5.4%

The percentages are based on 140,306,440 shares of Common Stock outstanding as of April 17, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q filed on April 24, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Accord+ 1,487,985
Accord+ Advisors 1,487,985
Accord+ II 357,941
Accord+ II Advisors 357,941
Accord+ Management 1,845,926
Accord+ Management GP 1,845,926
Atlas 24,035
Atlas Management 24,035
Credit Strategies 4,531,761
ST Management 4,531,761
ST Operating 4,531,761
ST Capital 4,531,761
ST Management Holdings 4,531,761
Absolute Return 468,296
Absolute Return Management 468,296
Absolute Return Management GP 468,296
ACM 81,344
ACCM 81,344
SA Management 83,083
PPF Credit Strategies 337,051
PPF Management 337,051
Capital Management 7,628,576
Capital Management GP 7,628,576
Management Holdings 7,628,576
Management Holdings GP 7,628,576
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Accord+ 1,487,985
Accord+ Advisors 1,487,985
Accord+ II 357,941
Accord+ II Advisors 357,941
Accord+ Management 1,845,926
Accord+ Management GP 1,845,926
Atlas 24,035
Atlas Management 24,035
Credit Strategies 4,531,761
ST Management 4,531,761
ST Operating 4,531,761
ST Capital 4,531,761
ST Management Holdings 4,531,761
Absolute Return 468,296
Absolute Return Management 468,296
Absolute Return Management GP 468,296
ACM 81,344
ACCM 81,344
SA Management 83,083
PPF Credit Strategies 337,051
PPF Management 337,051
Capital Management 7,628,576
Capital Management GP 7,628,576
Management Holdings 7,628,576
Management Holdings GP 7,628,576

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Apollo Management Holdings GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: Apollo Accord+ Advisors, L.P., General Partner (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: Apollo Accord+ Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ Aggregator A, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Advisors, L.P.: Apollo Accord+ Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ Advisors, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ II Aggregator A, L.P.: Apollo Accord+ II Advisors, L.P., General Partner (05/15/2025)
- Apollo Accord+ II Aggregator A, L.P.: Apollo Accord+ II Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ II Aggregator A, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ II Advisors, L.P.: Apollo Accord+ II Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ II Advisors, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Management, L.P.: Apollo Accord+ Management GP, LLC, General Partner (05/15/2025)
- Apollo Accord+ Management, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Accord+ Management GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Atlas Master Fund, LLC: Apollo Atlas Management, LLC, Investment Manager (05/15/2025)
- Apollo Atlas Master Fund, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Atlas Management, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Master Fund Ltd.: Apollo ST Fund Management LLC, Investment Manager (05/15/2025)
- Apollo Credit Strategies Master Fund Ltd.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo ST Fund Management LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo ST Operating LP: Apollo ST Capital LLC, General Partner (05/15/2025)
- Apollo ST Operating LP: ST Management Holdings, LLC, Sole Member (05/15/2025)
- Apollo ST Operating LP: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- Apollo ST Operating LP: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo ST Operating LP: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo ST Capital LLC: ST Management Holdings, LLC, Sole Member (05/15/2025)
- Apollo ST Capital LLC: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- Apollo ST Capital LLC: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo ST Capital LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- ST Management Holdings, LLC: Apollo Capital Management, L.P., Managing Member (05/15/2025)
- ST Management Holdings, LLC: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- ST Management Holdings, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors, L.P., General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Aggregator A, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Management, L.P.: Apollo Credit Strategies Absolute Return Advisors GP, LLC, General Partner (05/15/2025)
- Apollo Credit Strategies Absolute Return Management, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Credit Strategies Absolute Return Management, GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Credit Management, LLC: Apollo Capital Credit Management, LLC, Sole Member (05/15/2025)
- Apollo Credit Management, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Capital Credit Management, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo SA Management, LLC: Apollo Capital Management, L.P., Sole Member (05/15/2025)
- Apollo SA Management, LLC: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo SA Management, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo PPF Credit Strategies, LLC: Apollo PPF Credit Strategies Management, LLC, Investment Manager (05/15/2025)
- Apollo PPF Credit Strategies, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo PPF Credit Strategies Management, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Capital Management, L.P.: Apollo Capital Management GP, LLC, General Partner (05/15/2025)
- Apollo Capital Management, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Capital Management GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (05/15/2025)
- Apollo Management Holdings, L.P.: /s/ William Kuesel, William Kuesel, Vice President (05/15/2025)